Exhibit 4.59

MEMORANDUM OF AGREEMENT
Norwegian Shipbrokers’ Association’s
Memorandum of Agreement for sale and
purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

Dated 4th July 2018

VLGC BETA OWNING LTD., Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (Name of sellers), hereinafter called the “Sellers”, have agreed to sell, and GLOBAL MERIDIAN HOLDINGS LIMITED or its guaranteed nominee (Name of buyers), hereinafter called the “Buyers”, have agreed to buy:
Name of vessel: Aisling

IMO Number: 9793246

Classification Society: DNV GL

Class Notation: +A1, Tanker for Liquefied Gas, Ship Type 2G (-52 degC, 610 kg/m3, 0.275 bar), EO, BIS, COAT-PSPC (B), TMON, NAUTICUS (Newbuilding), BWM-T, ERS, Recyclable
Year of Build: 2017	Builder/Yard: Hyundai Samho Heavy Industries Co. Ltd, Korea

Flag: Malta	Place of Registration: Valletta	GT/NT: 46,250/17,264

hereinafter called the “Vessel”, on the following terms and conditions:
Definitions
“Banking Days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and New York, London, Malta and Netherlands (add additional jurisdictions as appropriate).
“Buyers’ Nominated Flag State” means Liberia (state flag state).
“Charter” means the time charter party dated 15th September 2015 between VLGC Beta Owning Ltd. and the Charterers (as defined below)
“Charters” means each of the Charter and the time charter party dated 15th September 2015 between VLGC Alpha Owning Ltd. and the Charterers (as defined below)
“Charterers” means SHELL TRADING INTERNATIONAL LIMITED of London, U.K.
“Class” means the class notation referred to above.
“Classification Society” means the Society referred to above.
“Deposit” shall have the meaning given in Clause 2 (Deposit)
“Deposit Holder” means ABN AMRO BANK N.V. ~~(state name and location of Deposit Holder) or, if left blank, the Sellers’ Bank,~~ which shall hold and release the Deposit in accordance with this Agreement.
“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.
“Parties” means the Sellers and the Buyers.
“Purchase Price” means the price for the Vessel as stated in Clause 1 (Purchase Price).
“Sellers’ Account” means USD Bank Account with number : 24.73.56.808, BIC Code : ABNANL2A, IBAN number : NL84ABNA0247356808 ~~(state details of bank account)~~ at the Seller’s Bank.
“Sellers’ Bank” means ABN AMRO BANK N.V., Coolsingel 93, 3012 AE Rotterdam, The Netherlands ~~(state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.~~
1.	Purchase Price
The Purchase Price is US$ 76,750,000.00 (United States Dollars Seventy Six Million Seven Hundred Fifty Thousand) (state currency and amount both in words and figures).
2.	Deposit
As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

__% (__ ~~per cent) or, if left blank,~~ 10% (ten per cent), of the Purchase Price (the “Deposit”) in an interest bearing joint account for the Parties with the Deposit Holder within ~~three (3)~~ five (5) Banking Days after the date that:
(i)	This Agreement has been signed by the Parties and exchanged ~~in original or~~ by e-mail or telefax; ~~and~~
(ii)	The Deposit Holder has confirmed in writing to the Parties that the joint account in the name of the Sellers and the Buyers has been opened; and
(iii)
the Buyers are in receipt of written confirmation of: (i) the Buyers and its nominees have received KYC Clearance from Charterers; (ii) the Buyers’ replacement guarantor for the Charter has been accepted by Charterers; and (iii) the form of charter novation agreements in relation to the Charters has been agreed by all parties.

The Deposit shall be released in accordance with joint written instructions of the Parties’.  Interest, if any, shall be credited to the Buyers.  Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.
3.	Payment
On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):
(i)	the Deposit shall be released to the Sellers; and
(ii)
the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Seller’s Account.  The balance of the Purchase Price and all other sums payable on delivery, shall be remitted to Sellers’ Bank via conditional payment by SWIFT MT199 (and held to the strict order of the Buyers only) and released to the Sellers’ Account through agreed upon release instructions.  Thereafter a protocol of delivery and acceptance will be signed by representatives of the Buyers and Sellers on delivery. ~~to the Sellers’ Account.~~

4.	Inspection
(a)* The Buyers have inspected and accepted the Vessel’s classification records.  The Buyers have also inspect~~ed~~ the Vessel ~~at/in~~ ________~~(state place) on~~ __________ ~~(state date)~~ and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.
~~(b)* The Buyers shall have the right to inspect the Vessels classification records and declare whether same are accepted or not within _______ (State date/period).~~
~~The Sellers shall make the Vessel available for inspection at/in _______ (state place/range) within ______ (state date/period).~~
~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~
~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~
~~During the inspection, the Vessel’s dock and engine log books shall be made available for examination by the Buyers.~~
~~The Sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~
~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel’s classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~
~~*4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

5.	Time and place of delivery and notices
(a)  The Vessel shall be delivered with the current Charter attached (see also Clause 22) and taken over safely afloat at a safe and always accessible berth or anchorage ~~at/~~in Charter range in the Sellers’ option not earlier than 1st August 2018 and not later than 30th September 2018 ~~(state place/range)~~ in the Sellers’ option (see also Clause 23).
~~Notice of Readiness shall not be tendered before: ________ (date).~~
Cancelling Date (see Clauses 5(c), 6 (a)(i)~~,~~ 6 (a) (iii) and 14): 30th September 2018
(b) The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with twenty five (25), twenty (20), fifteen (15), ten (10), five (5) and three (3) days’ approximate notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.
When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.
(c)  If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers’ Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.
If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.
(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers’ Default) for the Vessel not being ready by the original Cancelling Date.
(e)  Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void.
6.	Divers Inspection / Drydocking
(a)*
(i)
The Vessel will be delivered without drydocking.  However, ~~T~~the Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. Such option shall be declared latest nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement. The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers’ representative(s) shall have the right to be present at the diver’s inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii)
If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules (2)

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society’s attendance.
Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.
(iii)
If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, ~~but limited to a maximum of fourteen (14) twenty (20) days~~.

~~(b) * The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees. The Sellers shall also pay for these costs and expenses if parts of the tailshalft system are condemned or found defective or broken so as to affect the Vessel’s class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~
(c) If the Vessel is drydocked pursuant to Clause 6(a)(ii) ~~or 6(b)~~ above:
(i)
The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. ~~If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any part of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ cost and expense to the satisfaction of Classification Society without condition/recommendation**.~~

~~(ii)~~
~~The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel’s class, in which case the Sellers shall pay these costs and expenses.~~

(iii)	The Buyers’ representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.
(iv)
The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Seller’s or the Classification Society surveyor’s work, if any, and without affecting the Vessel’s timely delivery.  If, however, the Buyers’ work in drydock is still in progress when the

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk, cost and expense. In the event that the Buyers’ work required such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.
* 6 (a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 (a) shall apply.
**Notes or memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.
7.	Spares, bunkers and other items
The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.
~~Library and forms exclusively for use in the Sellers’ vessel(s) and captain’s, officers’ and crew’s personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items: (include list)~~
~~Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation: _______ (include list)~~
Excluded from this sale are personal effects of Master, Officers and Crew including stop chest, log books, holy icons, ISM manuals, original certificates which must be surrendered to the authorities and hired or third party’s items, which shall be taken ashore by the Sellers upon or before delivery of the Vessel.
Notwithstanding the above the following items are to be excluded from the Sale:
a. Oxygen/Acetylene/Freon Gas Bottles
b. All Log Books for Deck and Engine with Buyer’s right to photocopy available logs for the last 3 months only at their own expense
c. All ISPS, ISM And quality documentation and correspondence
d. Vessel’s wireless e-mail system and server
e. Training video library, books, etc
f. Crew/Officers library / walport videos
g. All Master’s Stopchest/Bonded stores, as well as all Master’s and crew’s personal belongings
h. Personal lap-top computers
i. Personal cell phones
j. Contents of Master’s safe
k. Works of Art, Originals, copies, prints, statues
l. Certificates/documents to be returned to authorities
m. All leased, rented, hired equipment
n. VSAT Antenna
o. Extra Inmarsat Equipment (FBB 500)
p. Manager’s Proprietary PMS
Buyers and Sellers will cooperate to transfer any service / hire contracts from the Sellers to the Buyers as agreed between the parties.
Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.
The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay either:
~~(a)~~  *the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or
~~(b)  *the current net market price (excluding barging expenses) at the port and date of delivery~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~of the Vessel or, if unavailable, at the nearest bunkering port.~~
for the quantities taken over.
Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.
The Buyers shall not pay for the remaining bunkers on board which shall remain the property of the Charterers.
“inspection” in this Clause 7, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.
*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.
8.	Documentation
The place of closing: Sellers’ Managers’ offices in Athens
(a) In exchange for payment of the Purchase Price shall provide the Buyers with the following delivery documents:
Sellers to supply the usual market standard documentation which may be reasonably required by the Buyers for the legal transfer of the Vessel and for her registration under her new flag and ownership and additional documents necessary for the novation of the existing time charterpary, charters’ parent company performance guarantees (where applicable) and the assignment of warranties (where applicable) accompanied in each instance with certified English translations where such original documentation is not in English.
Buyers to supply the usual market standard documentation which may be reasonably be required by the Sellers evidencing, amongst other things, the corporate authority of the Buyers to enter into the MOA (which shall include but no limited to original board resolutions, shareholder resolutions, power of attorney, a certificate of good standing (or their equivalent for the place of incorporation of the Buyers) and a protocol of delivery and acceptance, accompanied in each instance with certified English translations where such original documentation is not English and additional documents necessary for the novation of the existing time charterparty and Buyers’ patent company performance guarantees (where applicable).
The list of documentation to be provided under this Agreement shall be discussed and finalized within the first fifteen (15) days after this Agreement has been signed by the Parties.  Such list to be documented by way of Addendum to this agreement.  In case of failure to sign such an Addendum this will not invalidate this MOA.
~~(i)~~
~~Legal Bill(s) of Sale in a form recordable in the Buyers’ Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers’ Nominated Flag State;~~

~~(ii)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;~~
~~(iii)~~
~~Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);~~

~~(iv)~~
~~Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers’ ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;~~

~~(v)~~
~~Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;~~

~~(vi)~~
~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately a~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;~~
~~(vii)~~
~~A copy of the Vessel’s Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel’s registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel’s registry;~~

~~(viii)~~	~~Commercial Invoice for the Vessel;~~
~~(ix)~~	~~Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~
~~(x)~~	~~A copy of the Sellers’ letter to their satellite communication provider cancelling the Vessel’s communication contract which is to be sent immediately after delivery of the Vessel;~~
~~(xi)~~
~~Any additional documents as may reasonably be required by the competent authorities of the Buyers’ Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and~~

~~(xii)~~	~~The Sellers’ letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~
~~(b) At the time of delivery the Buyers shall provide the Sellers with:~~
~~(i)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and~~
~~(ii)~~
~~Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).~~

~~(c) If any of the documents listed in Sub clauses (a) and (b) above the documentary addendum are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.~~
~~(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) the documentary addendum above for review and comment by the other party not later than~~ five (5) days ~~(state number of days), or if left blank, nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to~~ Clause 5(b) ~~of this Agreement.~~
(e) Concurrent with the exchange of documents in Sub-clause (a) ~~and Sub-clause (b)~~ above the documentary addendum, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.
(f) Other technical documentation which may be in the Sellers’ possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers have the right to take copies of same.
(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.
9.	Encumbrances
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters (other than the Charter), encumbrances, mortgages and maritime liens or any other claims or debts whatsoever, and is not subject to Port State or other administrative detentions. In order not to delay delivery of the Vessel ~~The~~ Sellers hereby undertake to indemnify the Buyers against all consequences of any potential claims made against the Vessel which have been incurred prior to the time of delivery.
10.	Taxes, fees and expenses
Any taxes, fees and expenses in connection with the purchase and registration in the Buyers’ Nominated Flag State shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

11.	Condition on delivery
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.
However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel’s class, and with her classification certificates and national certificates per the documentary addendum referred to in Clause 8, as well as all other certificates the Vessel had at the time of inspection, clean, valid and unextended without condition/ recommendation* by the Classification Society or the relevant authorities and which to be valid for a minimum period of at least three (3) months at the time of delivery.
“inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.
*Notes and memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.
12.	Name/markings
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.
13.	Buyers’ default
Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.
Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for ~~their~~ losses and all actual, properly documented and direct ~~for all~~ expenses incurred by the Sellers together with interest.
14.	Sellers’ default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.
Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all actual, properly documented and direct expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.
15.	Buyers’ representatives
After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.
These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers’ representatives shall sign the Sellers’ P&I Club’s standard letter of indemnity prior to their embarkation.
16.	Law and Arbitration
(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.
The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.
In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.
~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgement may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~
~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~
~~(c) This Agreement shall be governed by and construed in accordance with the laws of ________ (state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at ______(state place), subject to the procedures applicable there.~~
~~*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable, In the absence of deletions, alternative 16(a) shall apply.~~
17.	Notices
All notices to be provided under this Agreement shall be in writing.
Contact details for recipients of notices are as follows:
For the Buyers:
Global Meridian Holdings Limited
Canons Court
22 Victoria Street
Hamilton HM 12
Bermuda

For the attention of the Board with cc to

JP Morgan Asset Management (UK) Limited
60 Victoria Embankment
London EC4Y 0JP

In each of the above notice, for the attention of:
Nicholas Meer (nicholas.e.meer@jpmorgan.com)
Christos Kottas (chirstos.kottas@jpmchase.com)
Colin Whittington (colin.j.whittington@jpmorgan.com)
Vidit Tewari (vidit.d.tewari@jpmorgan.com)

For the Sellers:
VLGC ALPHA OWNING LTD.
c/o TMS CARDIFF GAS LTD.
Athens Licensed Shipping Office
80, Kifissias Avenue,
GR 15125 Amarousion
Greece
Attention : Mr. George Kourelis
Email : gkouelis@tms-cardiffgas.com

18.	Entire Agreement

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.
Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.
Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.
19. Confidentiality
The provisions of this Agreement and all related documents and the negotiations relating thereto are strictly confidential and no disclosure relating thereto shall be made or issued by or on behalf of either Party to any third party (other than their professional advisors or bankers) except in the terms and at the time agreed by both Parties (such Agreement not be unreasonably withheld or delayed provided that nothing contained in this Clause 19 shall restrict the ability of the Sellers from protecting their interests hereunder and provided, further, that the foregoing shall not restrict a party from making any disclosures required by law or legal process or by rules of any regulatory body (including any stock exchange) to which the Party or its affiliates is subject, but in the event of any such required disclosure, the Party making such disclosure shall endeavour to provide prior written notice to the other Party to enable the other Party to seek a restraining order or other protections, should it so desire.
20. Business Conduct
The Sellers and Buyers each represent and warrant to each other that :
i) it will not, and will procure that its affiliates will not, engage in any activity, practice or conduct which would constitute a breach of any applicable law or convention relating to the prevention of bribery and corruption including, but not limited to (A) the UK Bribery Act 2010 (The Bribery Act); (B) The United States Foreign Corrupt Practices Act of 1977 (as amended); and (C) The Convention on Combating Bribery of Foreign Public Official in International Business Transactions, signed in Paris on December 17th, 1977, which entered into force on February 15th, 1999, and conventions commentaries;
ii) it has and will maintain in place throughout the agreement adequate procedures designed to prevent it or any of its affiliates or any of their respective directors, officers, employees, agents or other persons acting on behalf of any of the foregoing, from undertaking any conduct that would give rise to an offence under the bribery act (as each such term is defined in the Bribery Act); and
iii) it and each of its affiliates has not violated and it and each of its affiliates will not violate in any material respect any applicable law or regulation in connection with this Agreement, or in connection with carrying on of its business (including, without limitation, the US Foreign Tax Compliance Act and the US Foreign Corruption Practices Act).
21. Blacklist Clause
The Sellers to confirm in writing on the day of delivery that to the best of the Sellers’ knowledge (but without due enquiry having been made) Vessel and/or Sellers are not blacklisted, or under any kind of sanctions by ITF, OFAC, EU, UK any maritime insurance providers, including P&I clubs, or the Arab Boycott League.
22. Time Charter
The sale to include the existing Charter, guaranteed by CARDIFF LNGSHIPS LTD. in relation to the performance of the Sellers.  The Buyers have reviewed and accepted the above mentioned Charter.
It is the agreement of the parties that on or prior to delivery a novation agreement to above Charter is entered into between the Charterers, the Buyers and the Sellers that includes the replacement of the existing Guarantee of CARDIFF LNGSHIPS LTD. with the Buyers’ Parent Company Guarantee as requested by the Charterers.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

23. Warranties
The Sellers shall on delivery of the Vessel assign to the Buyers all their benefits and rights under the Builder’s warranty and guarantees for the Vessel and her equipment as provided in the Shipbuilding Contract of the Vessel dated 10th September 2015 for the remaining period of 12 months from the date of delivery of the Vessel by the Builder to the Sellers, being 7th September 2017
24. Deliveries
The Buyers are simultaneously entering into a separate agreement to buy the vessel “Anderida” owned by a company related to the Sellers’ parent company.  It is agreed and understood that the Sellers of each of the vessels (including the Vessel) will deliver one (1) vessel in August 2018 and one (1) vessel in September 2018, and use reasonable commercial endeavours to deliver the vessels a minimum ten (10) Banking Days apart.
24. Bearer Shares
The Sellers represent and warrant on a continuing basis to the Buyers that :
(a)	the Sellers do not have any bearer shares in issue nor will they issue bearer shares; and
(b)	they shall not nominate an entity under this Agreement which has any bearer shares in issue or that will issue bearer shares.
The Sellers agree that a breach of this clause shall entitle the Buyers to terminate this Agreement at will, that the Deposit together with interest (if any) shall be immediately released to the Buyers and that the Sellers shall sign any required joint release instructions for presentation to the Deposit Holder in order for the Deposit to be released to the Sellers.

For and on behalf of the Sellers	For and on behalf of the Buyers

/s/ Dimitrios Dreliozis	/s/ Philip Anderson
Name: Dimitrios Dreliozis	Name: Philip Anderson
Title: Attorney-in-fact	Title: Director
Date: 4th July, 2018

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.